SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)



                              URANIUM ENERGY CORP.
                                (Name of Issuer)

                        Common Stock -- par value $0.001
                         (Title of Class of Securities)

                                   0001334933
                                 (CUSIP Number)

                              Diane D. Dalmy, Esq.
                              8965 W. Cornell Place
                            Lakewood, Colorado 80227
                                  303.985.9324
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 5, 2005
             (Date of Event Which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d- 7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 5 Pages)

__________________
     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D


______________________                                     _____________________

CUSIP No.   0001334933                                     Page 2  of 5    Pages
______________________                                     _____________________

________________________________________________________________________________

1       NAME OF REPORTING PERSON:
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Golden West Investments
________________________________________________________________________________

2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                                  (b) [ ]
________________________________________________________________________________

3       SEC USE ONLY

________________________________________________________________________________

4       SOURCE OF FUNDS

        Subscription Agreements
________________________________________________________________________________

5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
        TO ITEMS 2(d) or 2(e)                                         [ ]
________________________________________________________________________________

6       CITIZENSHIP OR PLACE OF ORGANIZATION

        Belize
________________________________________________________________________________
                            7      SOLE VOTING POWER
                                   3,750,000 Shares of Common Stock
        NUMBER OF           ____________________________________________________
          SHARES            8      SHARED VOTING POWER
       BENEFICIALLY                0
         OWNED BY
           EACH             ____________________________________________________
     REPORTING PERSON       9      SOLE DISPOSITIVE POWER
           WITH                    3,750,000 Shares of Common Stock
                            ____________________________________________________
                            10     SHARED DISPOSITIVE POWER
                                   0
________________________________________________________________________________

11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,750,000 Shares of Common Stock
________________________________________________________________________________

12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
        SHARES                                                        [ ]
________________________________________________________________________________

13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        30.902%
________________________________________________________________________________

14      TYPE OF REPORTING PERSON

        CO
________________________________________________________________________________

     This original Schedule 13D statement (the "Schedule") is filed on behalf of Golden West Investments, a corporation organized under the laws of the British West Indies ("Golden West"), and Barry Demsey, on behalf of Cockburn Directors Ltd., the sole director of Golden West ("Dempsey"), as the reporting persons hereunder, relative to the acquisition by Golden West of certain shares of common stock issued by Uranium Energy Corp. Golden West has not made any previous filings on Schedule 13D relating to this acquisition or issuer.

ITEM 1. SECURITY AND ISSUER.

     This Schedule relates to the voting common stock, $0.001 par value, of Uranium Energy Corp., a Nevada corporation ("Uranium Energy"). Uranium Energy maintains its principal executive offices at Austin Centre, 701 Brazos, Suite 500 PMB#, Austin, Texas 78701.

ITEM 2. IDENTITY AND BACKGROUND

     This Schedule is being filed by Golden West, a corporation organized under the laws of the British West Indies, and Dempsey, on behalf of Cockburn Directors Ltd., the sole director of Golden West. The business address of Golden West and Demsey is P.O. Box 97, Leeward Highway Provenciales, Turks & Caicos Island, British West Indies.

     Pursuant to General Instruction C of Schedule 13D, Golden West and Demsey (the "Instruction C Persons") and the information specified in items (a) through
(f) of Item 2 with respect to such Instruction C Persons, are as follows:

________________________________________________________________________________

        Name                    Position with              Business Address
                                Uranium Energy
________________________________________________________________________________

 Golden West Investments        Shareholder                P.O. Box 97
       and                                                 Leeward Highway
 Barry Dempsey                                             Provenciales Turks
                                                           & Caicos Islands,
                                                           BWI
________________________________________________________________________________

     Demsey, on behalf of Golden West has the sole right to control the disposition of and vote the Uranium Energy securities acquired.

     During the last five (5) years, no Instruction C Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction or become subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     At the execution of a subscription agreement dated December 5, 2004, between Uranium Energy and Golden West (the "Subscription Agreement"), an aggregate of 3,750,000 shares of restricted common stock of Uranium Energy were issued to Golden West. The consideration for the securities of Uranium Energy was the payment of cash.

ITEM 4. PURPOSE OF TRANSACTION

     The transaction described herein was undertaken for the purpose of engaging in a private placement of the shares of common stock of Uranium Energy.

     Uranium Energy subsequently filed a registration statement on Form SB-2, which was declared effective by the Securities and Exchange Commission on December 5, 2005.

     Pursuant to the instructions for items (a) through (j) of Item 4, Golden West and Demsey have plans as follows:

     (a) As set forth in Item 3 of this Schedule, Golden West has acquired an Aggregate of 3,750,000 shares of restricted common stock of Uranium Energy. Golden West and Dempsey, through Cockburn Directors Ltd. and on behalf of Golden West, may consider the acquisition of additional securities of Uranium Energy in the future but does not have any current plans to do so.

     (b) Neither Golden West nor Demsey have any present plans or proposals to cause a merger or effect a liquidation or reorganization of Uranium Energy or to enter into extraordinary corporate transactions.

     (c) Neither Golden West nor Demsey have any present plans or proposals to cause a sale or transfer of a material amount of assets of Uranium Energy.

     (d) Neither Golden West nor Demsey have any present plans or proposals to cause a change in the present board of directors or in the management of Uranium Energy, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board.

     (e) Neither Golden West nor Demsey have any present plans or proposals to cause a material change in the capitalization of Uranium Energy.

     (f) Neither Golden West nor Demsey have any present plans or proposals to make any other material change to the business or corporate structure of Uranium Energy.

     (g) Neither Golden West nor Demsey have any present plans or proposals to change Uranium Energy's charter, bylaws or instruments corresponding thereto or to take other actions that impede the acquisition of control of Uranium Energy by any person.

     (h) Neither Golden West nor Demsey have any present plans or proposals to cause Uranium Energy's common stock from not being quoted on the OTC Bulletin Board.

     (i) Neither Golden West nor Demsey have any present plans or proposals relating to a class of securities of Uranium Energy becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

     (j) Neither Golden West nor Demsey have any present plans or proposals to take any action similar to any of those enumerated in (a) through (i) above.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the close of business on December 5, 2005, Golden West beneficially owned 3,750,000 shares (or approximately 30.90% of the outstanding shares) of Uranium Energy's common stock.

     (b) Neither Golden West nor Demsey own any other common or preferred shares of Uranium Energy as of the date of this Schedule. Golden West Investments has the sole power to vote or to direct the voting of the 3,750,000 common shares of Uranium Energy.

     (c) As of December 5, 2005, and within the sixty day period prior thereto, to the best knowledge and belief of the undersigned, no transactions involving Uranium Energy equity securities had been engaged in by Golden West or Dempsey.

     (d) To the best knowledge and belief of the undersigned, no person other than Dempsey, through Cockburn Directors Ltd. and on behalf of Golden West, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     No contracts, arrangements, understandings or relationships between Golden West exist with respect to securities of the issuer.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      GOLDEN WEST INVESTMENTS

                                      By: Cockburn Directors Ltd.

Date: December 6, 2005                /s/  BARRY DEMPSEY
                                      ________________________
                                           Barry Dempsey


Date: December 6, 2005                /s/  BARRY DEMPSEY
                                      ________________________
                                           Barry Dempsey